Exhibit 99.1

Elevating Marine Propulsion Reliability - Vision Marine Technologies Files its 5th Patent on its Unique Vehicle Control Unit

Montreal, QC, June 3, 2024 — Vision Marine Technologies, Inc. (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a pioneer in electric marine propulsion, is proud to announce the filing of its fifth patent, focusing on a state-of-the-art vehicle control unit apparatus (the “VCU”) that maximizes the functionality of an intelligent electric marine powertrain. This latest patent filing underscores Vision Marines' innovative approach within the maritime sector.

Advanced Integrated and Specialized Hardware Design

The E-Motion™ VCU is the culmination of over five years of dedicated research and development in embedded software design. Developed in-house for the E-Motion™ 180E powertrain, the VCU controls and monitors all functions and readings of the high and low voltage systems, actively surveying status, connection integrity, and critical readings from over 12 components and 40 sensors through advanced communication authentication and processing.

A Commitment to Innovation

The E-Motion™ powertrain exemplifies Vision Marine's commitment to innovation. At its core is the VCU, which acts as both a monitoring and control device. Each specially designed equipment system communicates effectively with others while maintaining independent functionality. This design ensures the system operates at its full potential while creating a data-rich environment.

A Reinforced Achievement and New Possibilities

"We have decided from the beginning to develop all our electronics and embedded software in-house. It's a huge task, but in the end it's worth it ! Whenever we need to adapt to a new boat or improve our system with new features, we are completely free to do so. Our creativity is now limitless." said Xavier Montagne, Head of Technology at Vision Marine.

The potential for this innovation extends far beyond immediate performance enhancements. With over-the-air updates, Vision Marine will be able to continuously innovate on data and software bases, enhancing the user experience and functions, offering boaters functionality comparable to electric automotive industry standards.

Evolution of the Recreational Boating Market

As the marine market evolves, such advancements will be crucial for the industry's growth and sustainability. This patent filing is part of Vision Marine's ongoing commitment to innovation and leadership in electric marine technology. As the demand for reliable and efficient electric propulsion systems grows, embedded hardware enabled by software will be a key element in deploying electric propulsion solutions.

Vision Marine remains committed to revolutionizing the marine industry through cutting-edge innovations. This latest patent not only reinforces this commitment but also paves the way for future advancements that will continue to drive the industry forward.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Links :

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse

(303) 919-2913

bn@v-mti.com